Exhibit 99.13

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, October 31, 2013

Third quarter and first nine months 2013 results1

	3Q13	Change vs 3Q12	9M13	Change vs 9M12
Adjusted net income[2]

- in billion euros (B€)	2.7	-19%	8.3	-10%
- in billion dollars (B$)	3.6	-14%	10.9	-8%

- in euros per share	1.19	-19%	3.65	-11%
- in dollars per share	1.58	-15%	4.80	-8%

Net income3 of 2.8 B€ in 3Q13 and 6.8 B€ in the first nine months of 2013

Net-debt-to-equity ratio of 23.0% on September 30, 2013

Hydrocarbon production of 2,299 kboe/d in 3Q13

Interim dividend for 3Q13 of 0.59 €/share payable in March 20144

Commenting on the results, Chairman and CEO Christophe de Margerie said :

« With adjusted net income of 2.7 billion euros, Total reports solid third quarter performance, slightly better than the second quarter, and a stronger financial position.

In the Upstream, significant progress was made in the quarter with the start-up of Kashagan in Kazahkstan, of Ekofisk South in Norway and the launch of major projects, including the Fort Hills mining project in Canada that will contribute to our growth for several decades. In addition, by seizing a unique opportunity to take a share of the most prolific pre-salt discovery in the world, Total starts a new chapter of its story in Brazil as part of the consortium in charge of developing the giant Libra field. So, the Group is improving its outlook for sustainable post-2017 production growth under terms consistent with its strict return criteria, while confirming its commitment to reduce near-term investment.

In the downstream segments, the quality of the results this quarter, given the poor environment for refining, clearly shows the effectiveness of the ongoing restructuring program. The successful start-up of the first units of the Satorp refinery in Saudi Arabia illustrates the capacity of the Group and its teams to progress in a responsible and sustainable manner in the fulfillment of its objectives. »

[1]	Following the application of revised accounting standard IAS 19 effective January 1, 2013, the information for 2011 and 2012 has been restated; however, the impact on such restated results is not significant (see note 1 of the notes to the consolidated financial statements).
[2]	Definition of adjusted results on page 2 – dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period: 1.3242 $/€ in 3Q13, 1.2502 $/€ in 3Q12, 1.3062 $/€ in 2Q13, 1.3171 $/€ in 9M13, and 1.2808 $/€ in 9M12.
[3]	Group share.
[4]	The ex-dividend date for the interim dividend will be March 24, 2014, and the payment date will be March 27, 2014.

• Key figures5

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of euros except earnings per share and number of shares	9M13	9M12	9M13 vs 9M12

46,686	46,973	49,890	-6%	Sales	141,789	150,193	-6%

5,146	5,084	6,561	-22%	Adjusted operating income from business segments	16,009	19,047	-16%

2,989	3,025	3,709	-19%	Adjusted net operating income from business segments	9,128	10,031	-9%

2,329	2,325	2,897	-20%	• Upstream	7,120	8,459	-16%
330	370	567	-42%	• Refining & Chemicals	1,083	1,009	+7%
330	330	245	+35%	• Marketing & Services	925	563	+64%

2,716	2,699	3,364	-19%	Adjusted net income	8,278	9,235	-10%

1.19	1.19	1.48	-19%	Adjusted fully-diluted earnings per share (euros)	3.65	4.08	-11%

2,275	2,274	2,268	—	Fully-diluted weighted-average shares (millions)	2,269	2,265	—

2,761	2,537	3,082	-10%	Net income (Group share)	6,835	8,268	-17%

5,852	5,712	5,416	+8%	Investments[6]	17,548	16,320	+8%

2,188	1,334	1,635	+34%	Divestments	4,138	4,305	-4%

3,664	4,378	3,781	-3%	Net investments	13,410	12,015	+12%

6,954	3,706	5,163	+35%	Cash flow from operations	14,378	16,597	-13%

5,421	5,019	6,058	-11%	Adjusted cash flow from operations	15,649	15,921	-2%

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of dollars[7] except earnings per share and number of shares	9M13	9M12	9M13 vs 9M12

61,822	61,356	62,372	-1%	Sales	186,750	192,367	-3%

6,814	6,641	8,203	-17%	Adjusted operating income from business segments	21,085	24,395	-14%

3,958	3,951	4,637	-15%	Adjusted net operating income from business segments	12,022	12,848	-6%

3,084	3,037	3,622	-15%	• Upstream	9,378	10,834	-13%
437	483	709	-38%	• Refining & Chemicals	1,426	1,292	+10%
437	431	306	+43%	• Marketing & Services	1,218	721	+69%

3,597	3,525	4,206	-14%	Adjusted net income	10,903	11,828	-8%

1.58	1.55	1.85	-15%	Adjusted fully-diluted earnings per share (dollars)	4.80	5.22	-8%

2,275	2,274	2,268	—	Fully-diluted weighted-average shares (millions)	2,269	2,265	—

3,656	3,314	3,853	-5%	Net income (Group share)	9,002	10,590	-15%

7,749	7,461	6,771	+14%	Investments[6]	23,112	20,903	+11%

2,897	1,742	2,044	+42%	Divestments	5,450	5,514	-1%

4,852	5,719	4,727	+3%	Net investments	17,662	15,389	+15%

9,208	4,841	6,455	+43%	Cash flow from operations	18,937	21,257	-11%

7,178	6,556	7,574	-5%	Adjusted cash flow from operations	20,611	20,392	+1%

[5]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 18 and the inventory valuation effect is explained on page 15.
[6]	Including acquisitions.
[7]	Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

• Highlights since the beginning of the third quarter 2013

•	Started up the Kashagan field in Kazakhstan and the Ekofisk South field in the Norwegian North Sea

•	Launched the Fort Hills mining project in Canada, the Incahuasi gas and condensate field in Bolivia and the offshore Vega Pleyade field in Argentina

•	Obtained 20% of the giant Libra oil field, in the Santos Basin in Brazil

•	Discovered oil and gas on the Harir block in Kurdistan in Iraq

•	Acquired offshore exploration acreage in South Africa

•	Completed the sales of TIGF, the natural gas transportation and storage subsidiary in France, and the E&P assets in Trinidad & Tobago

•	Announced the modernization project for the Carling petrochemicals platform in France

•	Shipped first cargoes of refined products from the Satorp refining and petrochemicals platform in Jubail, Saudi Arabia

•	Launched SunPower’s Project Salvador, the construction of the largest solar power plant in Chile

• Third quarter 2013 results

> Operating income from business segments

In the third quarter 2013, the Brent price averaged 110.3 $/b, an increase of 1% compared to the third quarter 2012. The European refining margin indicator (ERMI) averaged 10.6 $/t, a decrease of 79% compared to the third quarter 2012. The environment for petrochemicals improved compared to the same period last year.

The euro-dollar exchange rate averaged 1.32 $/€ in the third quarter 2013 compared to 1.25 $/€ in the third quarter 2012.

In this context, the adjusted operating income8 from business segments was 5,146 M€, a decrease of 22% compared to the third quarter 2012. Expressed in dollars, the decrease was 17%.

The effective tax rate9 for the business segments was 54.8% in the third quarter 2013 compared to 53.6% in the third quarter 2012.

Adjusted net operating income from the business segments was 2,989 M€ compared to 3,709 M€ in the third quarter 2012, a decrease of 19%.

Expressed in dollars, adjusted net operating income from the business segments was 4.0 billion dollars (B$), a decrease of 15% compared to the third quarter 2012. This decrease is mainly due to a lower contribution from Upstream, which reflects an unfavorable production mix and higher exploration charges, and a lower contribution from Refining & Chemicals, partially offset by robust performance at Marketing & Services.

[8]	Special items affecting operating income from the business segments had a negative impact of 772 M€ in 3Q13 and a negative impact of 1,362 M€ in 3Q12.
[9]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income—income from equity affiliates—dividends received from investments + tax on adjusted net operating income).

> Net income (Group share)

Adjusted net income was 2,716 M€ in the third quarter 2013 compared to 3,364 M€ in the third quarter 2012, a decrease of 19%. Expressed in dollars, adjusted net income decreased by 14%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value, and special items10:

•	The after-tax inventory effect had a negative impact on net income of 24 M€ in the third quarter 2013 and a positive impact on net income of 524 M€ in the third quarter 2012.

•	Changes in fair value had a negative impact on net income of 7 M€ in the third quarter 2013 and a negative impact on net income of 6 M€ the third quarter 2012.

•	Special items had a positive impact on net income of 76 M€ in the third quarter 2013, comprised mainly of the gain on the sale of TIGF in France, essentially offset by impairments, including assets in the Barnett field in the United States and in Syria. In the third quarter 2012, special items had a negative impact on net income of 800 M€.

Net income (Group share) was 2,761 M€ compared to 3,082 M€ in the third quarter 2012.

The effective tax rate for the Group was 55.8% in the third quarter 2013.

Adjusted fully-diluted earnings per share, based on 2,275 million fully-diluted weighted-average shares, decreased by 19% to €1.19 from €1.48 in the third quarter 2012.

Expressed in dollars, adjusted fully-diluted earnings per share decreased by 15% to $1.58.

> Investments – Divestments11

Investments, excluding acquisitions and including changes in non-current loans, were 5.0 B€ (6.6 B$) in the third quarter 2013 compared to 4.9 B€ (6.1 B$) in the third quarter 2012.

Acquisitions were 549 M€ in the third quarter 2013, comprised essentially of the bonus for exploration licenses in South Africa and Brazil and the carry on the Utica gas and condensate field in the United States.

Asset sales in the third quarter 2013 were 1,849 M€, comprised essentially of the sale of TIGF in France and the Group’s exploration and production assets in Trinidad & Tobago.

Net investments12 were 3.7 B€ (4.9 B$) in the third quarter 2013 compared to 3.8 B€ (4.7 B$) in the third quarter 2012.

[10]	Adjustment items explained on page 15.
[11]	Detail shown on page 19.
[12]	Net investments = investments including acquisitions and changes in non-current loans – asset sales.

> Cash flow

Cash flow from operations was 6,954 M€ in the third quarter 2013, an increase of 35% compared to 5,163 M€ in the third quarter 2012. The increase was due mainly to favorable changes in working capital.

Adjusted cash flow from operations13 was 5,421 M€, a decrease of 11% compared to the third quarter 2012. Expressed in dollars, adjusted cash flow from operations was 7.2 B$, a decrease of 5%.

The Group’s net cash flow14 was 3,290 M€ in the third quarter 2013 compared to 1,382 M€ in the third quarter 2012. Expressed in dollars, net cash flow was 4.4 B$ in the third quarter 2013 compared to 1.7 B$ in the third quarter 2012, reflecting essentially the favorable evolution of changes in working capital.

[13]	Cash flow from operations at replacement cost before changes in working capital.
[14]	Net cash flow = cash flow from operations - net investments.

• Results for the first nine months 2013

> Operating income from business segments

Compared to the first nine months of 2012, the average Brent price decreased by 3% to 108.5 $/b in the first nine months of 2013. The European refining margin indicator (ERMI) averaged 20.5 $/t in the first nine months of 2013 compared to 36.7 $/t in the first nine months of 2012, a decrease of 44%. In contrast, the petrochemicals environment on average improved, particularly in Asia and the United States, between the two periods.

The euro-dollar exchange rate averaged 1.32 $/€ compared to 1.28 $/€ in the first nine months of 2012.

In this context, the adjusted operating income from the business segments was 16,009 M€, or a decrease of 16% compared to the first nine months of 201215.

The effective tax rate for the business segments was 55.6% in the first nine months of 2013 compared to 56.5% in the first nine months of 2012.

Adjusted net operating income from the business segments was 9,128 M€ compared to 10,031 M€ in the first nine months of 2012, a decrease of 9%.

Expressed in dollars, adjusted net operating income from the business segments decreased by 6%. This decrease is mainly due to a lower contribution from Upstream, which was partially offset by better performance in the downstream segments.

> Net income (Group share)

Adjusted net income decreased by 10% to 8,278 M€ from 9,235 M€ in the first nine months of 2012. Expressed in dollars, adjusted net income decreased by 8%.

Adjusted net income excludes the after-tax inventory effect, special items and the effect of changes in fair value16:

•	The after-tax inventory effect had a negative impact on net income of 475 M€ in the first nine months of 2013 compared to a positive impact of 155 M€ in the first nine months of 2012.

•	Changes in fair value had a negative impact on net income of 30 M€ in the first nine months of 2013 compared to a negative impact of 17 M€ in the first nine months of 2012.

•	Special items had a negative impact on net income of 938 M€ in the first nine months of 2013, comprised mainly of the loss on the sale of the Voyageur upgrader project in Canada and the impairment of assets in the Barnett field in the United States, partially offset by the gain on the sale of TIGF in France and Upstream assets in Italy. Special items had a negative impact on net income of 1,105 M€ in the first nine months of 2012.

Net income (Group share) was 6,835 M€ compared to 8,268 M€ in the first nine months of 2012.

On September 30, 2013, there were 2,274 million fully-diluted shares compared to 2,270 million fully-diluted shares on September 30, 2012.

Adjusted fully-diluted earnings per share, based on 2,269 million fully-diluted shares, were €3.65, a decrease of 11% compared to the first nine months of 2012.

Expressed in dollars, adjusted fully-diluted earnings per share were $4.80 compared to $5.22 in the first nine months of 2012, a decrease of 8%.

[15]	Special items affecting operating income from the business segments had a negative impact of 815 M€ in the first nine months of 2013 and a negative impact of 1,428 M€ in the first nine months of 2012.
[16]	Adjustment items explained on page 15.

> Investments – divestments17

Investments, excluding acquisitions and including changes in non-current loans, were 14.8 B€ (19.4 B$) in the first nine months of 2013 compared to 13.2 B€ (16.9 B$) in the first nine months of 2012.

Acquisitions were 2.0 B€ (2.6 B$) in the first nine months of 2013, comprised essentially of the acquisition of an additional 6% interest in the Ichthys project in Australia, an additional 0.8% interest in Novatek18, the carry on the Utica gas and condensate field in the United States and the bonus for exploration licenses in South Africa and Brazil.

Asset sales in the first nine months of 2013 were 3.3 B€ (4.4 B$)19, comprised essentially of the sale of TIGF in France, an interest in the Tempa Rossa field in Italy, the Group’s 49% interest in the Voyageur upgrader project in Canada and the exploration and production assets in Trinidad & Tobago.

Net investments were 13.4 B€ (17.7 B$) in the first nine months of 2013, compared to 12.0 B€ (15.4 B$) in the first nine months of 2012.

> Cash flow

Cash flow from operations was 14,378 M€, a decrease of 13% compared to the first nine months of 2012, mainly due to lower results and unfavorable changes in working capital.

Adjusted cash flow from operations20 was 15,649 M€, a decrease of 2% compared to the first nine months of 2012. Expressed in dollars, adjusted cash flow from operations was 20.6 B$, an increase of 1%.

The Group’s net cash flow21 was 968 M€ compared to 4,582 M€ in the first nine months of 2012. Expressed in dollars, the Group’s net cash flow was 1.3 B$ in the first nine months of 2013, a decrease compared to the first nine months of 2012 that was mainly due to higher net investments and unfavorable changes in working capital.

The net-debt-to-equity ratio was 23.0% on September 30, 2013 compared to 21.2% on September 30, 201222.

[17]	Detail shown on page 19.
[18]	As of September 30, 2013, the Group owns 16.2% of the share capital of Novatek.
[19]	This amount does not include the sale of an interest in block 14 in Angola, which was reported in the cash flow statement of the first quarter 2013 as a transaction involving a non-controlling interest.
[20]	Cash flow from operations at replacement cost before changes in working capital.
[21]	Net cash flow = cash flow from operations—net investments.
[22]	Detail shown on page 20.

• Analysis of business segment results

Upstream

Effective July 1, 2012, the Upstream segment no longer includes the activities of New Energies, which are now reported with Marketing & Services. As a result, certain information has been restated according to the new organization.

> Environment – liquids and gas price realizations*

3Q13	2Q13	3Q12	3Q13 vs 3Q12		9M13	9M12	9M13 vs 9M12

110.3	102.4	109.5	+1%	Brent ($/b)	108.5	112.2	-3%

107.2	96.6	107.6	—	Average liquids price ($/b)	103.5	108.1	-4%

7.18	6.62	6.00	+20%	Average gas price ($/Mbtu)	7.04	6.68	+5%

77.3	69.8	75.8	+2%	Average hydrocarbon price ($/boe)	74.8	77.4	-3%

*	consolidated subsidiaries, excluding fixed margins.

> Production

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Hydrocarbon production	9M13	9M12	9M13 vs 9M12

2,299	2,290	2,272	+1%	Combined production (kboe/d)	2,304	2,302	—

1,174	1,160	1,225	-4%	• Liquids (kb/d)	1,175	1,224	-4%

6,167	6,169	5,680	+9%	• Gas (Mcf/d)	6,158	5,875	+5%

Hydrocarbon production was 2,299 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2013, an increase of 1% compared to the third quarter 2012, essentially as a result of:

•	+1.5% for growth from new projects,

•	-0.5% for normal decline, partially offset by lower maintenance,

•	+2% for the restart of production from Elgin/Franklin in the UK North Sea and Ibewa in Nigeria,

•	-2% for security issues in Nigeria and Libya in the third quarter 2013, partially offset by improved security conditions in Yemen.

In the first nine months of 2013, hydrocarbon production was 2,304 kboe/d, stable compared the first nine months of 2012, essentially as a result of:

•	+2.5% for growth from new projects,

•	-1.5% for normal decline and scheduled maintenance,

•	-1% for security issues in Nigeria and Libya, partially offset by improved security conditions in Yemen.

Results

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of euros	9M13	9M12	9M13 vs 9M12

4,486	4,308	5,551	-19%	Adjusted operating income*	13,754	17,007	-19%

2,329	2,325	2,897	-20%	Adjusted net operating income *	7,120	8,459	-16%
499	527	578	-14%	• includes income from equity affiliates	1,659	1,506	+10%

5,064	5,056	4,567	+11%	Investments	15,375	14,100	+9%

2,114	1,112	401	x5.3	Divestments	3,769	1,383	x2.7

4,765	2,128	3,457	+38%	Cash flow from operations	11,043	14,521	-24%

4,373	4,283	5,105	-14%	Adjusted cash flow from operations	12,842	13,812	-7%

*	detail of adjustment items shown in the business segment information annex to financial statements.

In the third quarter 2013, adjusted net operating income from the Upstream segment was 2,329 M€ compared to 2,897 M€ in the third quarter 2012, a decrease of 20%. Expressed in dollars, adjusted net operating income decreased by 15%, mainly due to an unfavorable production mix and higher exploration charges in line with the more active drilling program.

The effective tax rate for the Upstream segment was 60.1% compared to 58.8% in the third quarter 2012.

In the first nine months of 2013, adjusted net operating income from the Upstream segment was 7,120 M€ compared to 8,459 M€ in the first nine months of 2012, a decrease of 16%. Expressed in dollars, adjusted net operating income was 9,378 M$, or a decrease of 13% explained principally by an unfavorable production mix, higher exploration charges and a decrease in average realized hydrocarbon prices between the two periods.

The return on average capital employed (ROACE23) for the Upstream segment was 15% for the twelve months ended September 30, 2013, compared to 16% for the twelve months ended June 30, 2013.

[23]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

Refining & Chemicals

> Refinery throughput and utilization rates*

3Q13	2Q13	3Q12	3Q13 vs 3Q12		9M13	9M12	9M13 vs 9M12

1,759	1,772	1,790	-2%	Total refinery throughput (kb/d)	1,764	1,833	-4%

696	729	653	+7%	• France	684	699	-2%
784	781	864	-9%	• Rest of Europe	810	873	-7%
279	262	273	+2%	• Rest of world	270	261	+3%

				Utlization rates**
81%	83%	82%		• Based on crude only	82%	83%
86%	87%	86%		• Based on crude and other feedstock	86%	88%

*	includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are accounted for in the Marketing & Services segment.
**	based on distillation capacity at the beginning of the year.

In the third quarter 2013, refinery throughput decreased by 2% compared to the third quarter 2012. The decrease was mainly due to the start of a scheduled turnaround at Lindsey and maintenance at several of the Group’s refineries during the third quarter 2013, as well as the closure of the Rome refinery at the end of the third quarter 2012. In addition, there were voluntary throughput reductions at the end third quarter 2013 due to the weakness of the margins.

In the first nine months of 2013, refinery throughput decreased by 4% compared to the first nine months of 2012, reflecting essentially the scheduled turnaround at the Antwerp platform in 2013, increased maintenance at Donges, as well as the closure of the Rome refinery at the end of the third quarter 2012.

> Results

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of euros (except the ERMI)	9M13	9M12	9M13 vs 9M12
10.6	24.1	51.0	-79%	European refining margin indicator - ERMI ($/t)	20.5	36.7	-44%
262	357	652	-60%	Adjusted operating income*	1,029	1,067	-4%

330	370	567	-42%	Adjusted net operating income*	1,083	1,009	+7%
119	113	102	+17%	• contribution of Specialty Chemicals**	321	290	+11%

415	382	441	-6%	Investments	1,330	1,371	-3%
8	208	55	-85%	Divestments	243	203	+20%
840	1,303	1,036	-19%	Cash flow from operations	1,855	1,625	+14%
493	572	771	-36%	Adjusted cash flow from operations	1,628	1,498	+9%

*	detail of adjustment items shown in the business segment information annex to financial statements.
**	Hutchinson, Bostik, Atotech.

The European refining margin indicator (ERMI) averaged 10.6 $/t in the third quarter, a decrease of 79% compared to the third quarter 2012. Petrochemical margins improved globally (Europe, United States, Asia) compared to the same period last year, reflecting the impact of lower raw material prices, naphtha in Europe and Asia, ethane and LPG in the United States.

In the third quarter 2013, adjusted net operating income from the Refining & Chemicals segment was 330 M€ compared to 567 M€ in the third quarter 2012. Expressed in dollars, adjusted net operating income was 437 M$, a decrease of 38% compared to the third quarter 2012. Implementing operational efficiencies and synergies as well as a more favorable petrochemicals environment partially offset the sharp decrease in European refining margins.

As part of its downstream strategy, the Group announced in the third quarter 2013 a project to adapt and modernize its Carling petrochemicals platform and restore its competitiveness. In addition, the integrated Satorp platform in Saudi Arabia shipped its initial cargoes of refined products after successfully starting up the first units of the refinery.

In the first nine months of 2013, adjusted net operating income from the Refining & Chemicals segment was 1,083 M€, an increase of 7% compared to the first nine months of 2012. Expressed in dollars, adjusted net operating income was 1,426 M$, an increase of 10% compared to the first nine months of 2012, despite the sharply lower refining margins (a decrease of 44% compared to the first nine months 2012). The increase was due partly to the more favorable petrochemicals environment and partly to the effectiveness of the Group’s planned synergies and operational efficiency programs. The Specialty Chemicals performed well despite a less favorable environment in Europe.

The ROACE24 for the Refining & Chemicals segment for the twelve months ended September 30, 2013, was 9% compared to 11% for the twelve months ended June 30, 2013.

[24]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

Marketing & Services

Effective July 1, 2012, Marketing & Services now includes the activities of New Energies. As a result, certain information has been restated according to the new organization.

> Refined product sales

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Sales in kb/d*	9M13	9M12	9M13 vs 9M12

1,144	1,150	1,143	—	Europe	1,134	1,173	-3%

599	633	563	+6%	Rest of world	613	539	+14%

1,743	1,783	1,706	+2%	Total sales volumes	1,747	1,712	+2%

*	Excludes trading and bulk refining sales, includes share of TotalErg.

In the third quarter 2013, sales increased by 2% compared to the third quarter last year. This increase was driven by sales in the Americas, Africa and Asia.

In the first nine months of 2013, sales volumes increased by 2% compared to the first nine months of 2012, mainly due to net increases in sales in the Americas, Africa and Asia. Sales in Europe declined by 3%, with a marked decrease in Italy that was related directly to the closure of the Rome refinery.

> Results

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of euros	9M13	9M12	9M13 vs 9M12
21,074	20,561	21,574	-2%	Sales	62,634	64,945	-4%
398	419	358	+11%	Adjusted operating income*	1,226	973	+26%
330	330	245	+35%	Adjusted net operating income*	925	563	+64%
(7)	—	(8)	na	• contribution of New Energies	(20)	(183)	na

326	242	383	-15%	Investments	755	793	-5%

44	12	41	+7%	Divestments	94	106	-11%

1,287	414	692	+86%	Cash flow from operations	1,608	108	x14.9

472	525	202	x2.3	Adjusted cash flow from operations	1,431	839	+71%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Marketing & Services sales were 21.1 B€, a decrease of 2% compared to the third quarter 2012.

In the third quarter 2013, adjusted net operating income from the Marketing & Services segment was 330 M€ an increase of 35% compared to the third quarter 2012, mainly due to higher margins and volumes, particularly in the lubricants and retail network.

In the first nine months of 2013, adjusted net operating income from the Marketing & Services segment was 925 M€, an increase of 64% compared to the first nine months of 2012. The increase was due mainly to the improved performance of New Energies, which had a significant net loss for the first nine months of 2012, as well as overall improvements for marketing of refined products, particularly in emerging markets.

The ROACE25 for the Marketing & Services segment for the twelve months ended September 30, 2013, was 17% compared to 14% for the twelve months ended June 30, 2013.

[25]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

• Summary and outlook

The ROACE26 for the Group for the twelve months ended was 14% compared to 15% for the twelve months ended June 30, 2013.

Return on equity for the twelve months ended September 30, 2013, was 16%.

With the recent launch and start-up of several projects, Total is progressing toward its objectives for 2015-2017, while laying the foundation for longer term growth.

In the Upstream, after launching the major Fort Hills mining project in Canada, the Group is continuing to evaluate the Kaombo project in Angola and the Yamal LNG project in Russia.

In the downstream, the progressive start-up of the Satorp platform in Jubail, Saudi Arabia should be achieved in early 2014.

Following the sale of TIGF in France, the Group is continuing to actively manage and optimize its asset portfolio to achieve its 2012-14 objective of selling 15-20 B$ of assets.

While the Brent price has remained robust since the start of the fourth quarter, refining margins in Europe weakened to very low levels and the environment for petrochemicals appears less favorable than in the third quarter, due to seasonally lower demand.

As approved by the Board of Directors on October 30, 2013, Total will pay a third quarter 2013 interim dividend of 0.59 €/share on March 27, 2014.

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To listen to CFO Patrick de La Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0) 203 194 0570 in Europe or +1 855 255 3883 in the United States. For a replay, please consult the www.total.com website or call +44 (0) 203 367 9460 in Europe or +1 877 642 3018 in the United States (code: 283 844).

[26]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

This press release presents the third quarter and first nine months 2013 results from the consolidated financial statements of TOTAL S.A. as of September 30, 2013. The notes to these consolidated financial statements are available on the TOTAL website www.total.com.

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier – Arche Nord Coupole/Regnault – 92078 Paris-La Défense Cedex, France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

15

Operating information by segment

for third quarter and first nine months 2013

• Upstream

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Combined liquids and gas production by region (kboe/d)	9M13	9M12	9M13 vs 9M12

386	383	361	+7%	Europe	387	430	-10%

656	688	737	-11%	Africa	678	717	-5%

553	527	501	+10%	Middle East	541	496	+9%

77	70	71	+8%	North America	73	69	+6%

172	171	182	-5%	South America	172	184	-7%

235	229	230	+2%	Asia-Pacific	233	219	+6%

220	222	190	+16%	CIS	220	187	+18%

2,299	2,290	2,272	+1%	Total production	2,304	2,302	—

697	678	615	+13%	Includes equity affiliates	685	607	+13%

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Liquids production by region (kboe/d)	9M13	9M12	9M13 vs 9M12

170	154	179	-5%	Europe	164	201	-18%

527	542	587	-10%	Africa	540	575	-6%

335	320	323	+4%	Middle East	328	311	+5%

29	27	25	+16%	North America	28	25	+12%

53	55	56	-5%	South America	55	60	-8%

30	29	28	+7%	Asia-Pacific	30	26	+15%

30	33	27	+11%	CIS	30	26	+15%

1,174	1,160	1,225	-4%	Total production	1,175	1,224	-4%

331	323	316	+5%	Includes equity affiliates	326	309	+6%

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Gas production by region (Mcf/d)	9M13	9M12	9M13 vs 9M12

1,185	1,285	1,011	+17%	Europe	1,228	1,255	-2%

654	741	763	-14%	Africa	701	722	-3%

1,212	1,105	971	+25%	Middle East	1,161	1,010	+15%

269	242	260	+3%	North America	254	252	+1%

667	649	650	+3%	South America	651	691	-6%

1,151	1,121	1,135	+1%	Asia-Pacific	1,141	1,076	+6%

1,029	1,026	890	+16%	CIS	1,022	869	+18%

6,167	6,169	5,680	+9%	Total production	6,158	5,875	+5%

2,002	1,900	1,618	+24%	Includes equity affiliates	1,942	1,612	+20%

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Liquefied natural gas	9M13	9M12	9M13 vs 9M12

3.01	2.86	2.94	+2%	LNG sales* (Mt)	8.77	8.77	—

*	Sales, Group share, excluding trading; 2012 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2012 SEC coefficient.

• Downstream (Refining & Chemicals and Marketing & Services)

3Q13	2Q13	3Q12	3Q13 vs 3Q12	Refined product sales by region (kb/d)*	9M13	9M12	9M13 vs 9M12

2,004	1,973	1,979	+1%	Europe	1,985	2,030	-2%

430	442	411	+5%	Africa	440	401	+10%

490	544	535	-8%	Americas	505	495	+2%

397	520	399	-1%	Rest of world	474	497	-5%

3,321	3,479	3,324	—	Total consolidated sales	3,404	3,423	-1%

496	534	539	-8%	Includes bulk sales	517	527	-2%

1,082	1,162	1,080	—	Includes trading	1,140	1,184	-4%

*	Includes share of TotalErg.

Adjustment items

• Adjustments to operating income

3Q13	2Q13	3Q12	in millions of euros	9M13	9M12

(772)	(37)	(1,362)	Special items affecting operating income	(815)	(1,516)

—	—	(16)	• Restructuring charges	(2)	(64)
(656)	—	(1,134)	• Impairments	(660)	(1,134)
(116)	(37)	(212)	• Other	(153)	(318)

(43)	(581)	766	Pre-tax inventory effect : FIFO vs. replacement cost	(712)	228

(9)	(32)	(8)	Effect of changes in fair value	(39)	(22)

(824)	(650)	(604)	Total adjustments affecting operating income	(1,566)	(1,310)

• Adjustments to net income (Group share)

3Q13	2Q13	3Q12	in millions of euros	9M13	9M12

76	262	(800)	Special items affecting net income (Group share)	(938)	(1,105)

888	287	202	• Gain (loss) on asset sales	(72)	355
(16)	—	(33)	• Restructuring charges	(42)	(73)
(447)	—	(737)	• Impairments	(450)	(775)
(349)	(25)	(232)	• Other	(374)	(612)

(24)	(400)	524	After-tax inventory effect : FIFO vs. replacement cost	(475)	155

(7)	(24)	(6)	Effect of changes in fair value	(30)	(17)

45	(162)	(282)	Total adjustments affecting net income	(1,443)	(967)

Effective tax rates

3Q13	2Q13	3Q12	Effective tax rate*	9M13	9M12

60.1%	58.3%	58.8%	Upstream	60.5%	59.5%

55.8%	55.6%	55.2%	Group	56.8%	57.8%

*	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates—dividends received from investments + tax on adjusted net operating income).

Investments - Divestments

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of euros	9M13	9M12	9M13 vs 9M12

4,964	4,939	4,903	+1%	Investments excluding acquisitions*	14,757	13,156	+12%

328	397	303	+8%	• Capitalized exploration	1,086	972	+12%

176	9	455	-61%	• Change in non-current loans**	462	845	-45%

549	500	294	+87%	Acquisitions	1,983	2,564	-23%

5,513	5,439	5,197	+6%	Investments including acquisitions*	16,740	15,720	+6%

1,849	1,061	1,416	+31%	Asset sales	3,330	3,705	-10%

3,664	4,378	3,781	-3%	Net investments**	13,410	12,015	+12%

3Q13	2Q13	3Q12	3Q13 vs 3Q12	in millions of dollars***	9M13	9M12	9M13 vs 9M12

6,573	6,451	6,130	+7%	Investments excluding acquisitions*	19,436	16,850	+15%

434	519	379	+15%	• Capitalized exploration	1,430	1,245	+15%

233	12	569	-59%	• Change in non-current loans**	609	1,082	-44%

727	653	368	+98%	Acquisitions	2,612	3,284	-20%

7,300	7,104	6,498	+12%	Investments including acquisitions*	22,048	20,134	+10%

2,448	1,386	1,770	+38%	Asset sales	4,386	4,745	-8%

4,852	5,719	4,727	+3%	Net investments**	17,662	15,389	+15%

*	Includes changes in non-current loans.
**	Includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.
***	Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	9/30/2013	6/30/2013	9/30/2012

Current borrowings	8,209	10,030	10,647

Net current financial assets	(297)	(465)	(1,493)

Net financial assets classified as held for sale	(42)	775	—

Non-current financial debt	25,128	22,595	24,606

Hedging instruments of non-current debt	(1,362)	(1,306)	(1,796)

Cash and cash equivalents	(14,891)	(11,558)	(16,833)

Net debt	16,745	20,071	15,131

Shareholders’ equity	72,484	72,461	71,338

Estimated dividend payable	(1,313)	(1,313)	(1,291)

Non-controlling interests	1,724	1,701	1,275

Equity	72,895	72,849	71,322

Net-debt-to-equity ratio	23.0%	27.6%	21.2%

2013 sensitivities*

	Scenario	Change	Impact on adjusted operating income (e)	Impact on adjusted net operating income (e)

Dollar	1.30 $/€	+0.1 $ per €	-2.2 B€	-0.95 B€

Brent	100 $/b	+1 $/b	+0.24 B€ / 0.31 B$	+0.11 B€ / 0.14 B$

European refining margins (ERMI)	30 $/t	+1 $/t	+0.08 B€ / 0.1 B$	+0.05 B€ / 0.06 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions of the Group’s portfolio in 2013. Actual results could vary significantly from estimates based on the application of these sensitivities.

The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 70% respectively. The remaining impact is essentially on the Refining & Chemicals segment.

Return on average capital employed

• Twelve months ended September 30, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	9,806	1,450	1,192	12,032

Capital employed at 9/30/2012*	62,707	15,857	7,600	83,551

Capital employed at 9/30/2013*	67,487	15,443	6,833	87,578

ROACE	15.1%	9.3%	16.5%	14.1%

• Twelve months ended June 30, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	10,374	1,687	1,107	12,679

Capital employed at 06/30/2012*	58,668	16,014	8,003	83,729

Capital employed at 06/30/2013*	69,644	15,998	7,511	90,858

ROACE	16.2%	10.5%	14.3%	14.5%

• Full-year 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	11,145	1,376	830	12,927

Capital employed at 12/31/2011*	56,910	15,454	6,852	79,976

Capital employed at 12/31/2012*	63,862	15,726	6,986	84,152

ROACE	18.5%	8.8%	12.0%	15.8%

*	At replacement cost (excluding after-tax inventory effect).